MULTIPLE CLASS PLAN PURSUANT TO RULE 18f-3

OF

STONE RIDGE TRUST (THE “TRUST”)

On behalf of

Stone Ridge Bitcoin Strategy Fund

This Multiple Class Plan (the “Plan”) is adopted as of July 19, 2021 pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”), by the Trust on behalf of its series Stone Ridge Bitcoin Strategy Fund (the “Fund”).

A.	GENERAL DESCRIPTION OF CLASSES THAT ARE OFFERED:

The Fund offers two classes of shares: Class I shares and Class M shares (each a “Class”). Sales charges, distribution fees and/or service fees for each Class of shares shall be calculated and paid in accordance with the terms of the then-effective plan pursuant to Rule 12b-1 under the 1940 Act of the applicable class. A general description of the fees applicable to each Class of shares is set forth below. Sales charges, distribution and/or service fees currently authorized are as set forth in the Fund’s prospectus and statement of additional information (together, the “Prospectus”).

1.         Class I Shares. Class I shares of the Fund are offered without the imposition of a sales load and are not subject to any annual distribution and/or service fee.

2.         Class M Shares. Class M shares of the Fund are offered without the imposition of a sales load. Class M shares of the Fund are subject to an annual distribution and/or service fee in accordance with the then-effective plan adopted pursuant to Rule 12b-1 under the 1940 Act for Class M shares.

B.	EXPENSE ALLOCATION OF EACH CLASS:

Certain expenses may be attributable to a particular Class of shares of the Fund (“Class Expenses”). Class Expenses are charged directly to the net assets of the particular Class and, thus, are borne on a pro rata basis by the outstanding shares of that Class.

In addition to any distribution and/or service fees, administrative fees, or accounting and other services fees described in the Prospectus, each Class may, by action of the board of trustees of the Trust (each individual member thereof, a “Trustee” and collectively, the “Board of Trustees”) or its delegate, also pay a different amount of the following expenses:

(1)	legal, printing and postage expenses related to preparing and distributing to current shareholders of a specific Class materials such as shareholder reports, prospectuses, and proxies;

(2)	Blue Sky fees incurred by a specific Class;

(3)	SEC registration fees and regulatory expenses, including filing fees, incurred by a specific Class;

(4)	expenses of administrative personnel and services required to support the shareholders of a specific Class;

(5)	Trustees’ fees incurred as a result of issues relating to a specific Class;

(6)	Auditors’ fees, litigation expenses, and other legal fees and expenses relating to a specific Class;

(7)	sub-accounting fees relating to a specific Class;

(8)	transfer agent and sub-transfer agent fees and shareholder servicing expenses identified as being attributable to a specific Class;

(9)	account expenses relating solely to a specific Class;

(10)	expenses incurred in connection with any shareholder meetings as a result of issues relating to a specific Class; and

(11)	any such other expenses actually incurred in a different amount by a Class or related to a Class’ receipt of services of a different kind or to a different degree than another Class.

Any Fund income, gain, loss and expenses not allocated to specific Classes as described above shall be charged to the Fund and allocated to each Class of the Fund in a manner consistent with Rule 18f-3(c)(1)(i) under the 1940 Act.

C.	CONVERSION FEATURES:

(1)	Conversion of Class I Shares

The Trust may convert Class I Shares of the Fund into Class M Shares of the Fund (if available), if the holder of such Class I Shares no longer satisfies the eligibility requirements for Class I Shares as described in the registration statement of the Trust related to the Fund in effect at such time. Any such conversion will occur at the relevant NAV of the two share classes, without the imposition of any sales load, fee, or other charge and will take the form of a direct exchange of Class I Shares for Class M Shares (rather than a redemption and repurchase). The conversion features of Class I Shares are subject to the provisions set forth below in “Availability of Conversion Features.”

(2)	Conversion of Class M Shares

Holders of Class M Shares of the Fund that become eligible for Class I Shares as described in the registration statement of the Trust related to the Fund in effect at such time may convert, at the holder’s option, their outstanding Class M Shares into

Class I Shares of the Fund (if available). Any such conversion will occur at the relevant NAV of the two share classes, without the imposition of any sales load, fee, or other charge and will take the form of a direct exchange of Class M Shares for Class I Shares (rather than a redemption and repurchase). The conversion features of Class M Shares are subject to the provisions set forth below in “Availability of Conversion Features.”

(3)	Availability of Conversion Features

The Trust may, but will not be obligated to, suspend the conversion feature at any time with respect to any shares or Class of shares on the basis that such conversion may result in any adverse tax consequences to the Fund or its shareholders.

D.	VOTING RIGHTS:

Each Class of shares governed by this Plan (i) shall have exclusive voting rights on any matter submitted to shareholders that relates solely to its arrangement; and (ii) shall have separate voting rights on any matter submitted to shareholders in which the interests of one Class differ from the interests of any other Class.

E.	CLASS DESIGNATION:

Subject to approval by the Board of Trustees, the Fund may alter the nomenclature for the designations of one or more of its Classes of shares.

F.	DATE OF EFFECTIVENESS:

This Plan is effective as of the date first written above, provided that this Plan shall not become effective with respect to the Trust unless such action has first been approved by the vote of a majority of the Board of Trustees of the Trust and by vote of a majority of those Trustees who are not “interested persons” (as defined in the 1940 Act) of the Trust (the “Independent Trustees”).

G.	AMENDMENT OF PLAN:

Any material amendment to this Plan shall become effective upon approval by a vote of at least a majority of the Trustees, including a majority of the Independent Trustees, which vote shall have found that this Plan as proposed to be amended, including expense allocations, is in the best interests of each class individually and of the Fund as a whole; or upon such other date as the Trustees shall determine. No vote of shareholders shall be required for such amendment to the Plan.

H.	SEVERABILITY:

If any provision of this Plan is held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Plan shall not be affected thereby.